Exhibit (a)(5)(iii)

Media Release DRAFT ONLY – PRIVATE & CONFIDENTIAL

Basel, Switzerland, January 2, 2009

Roche Purchases Shares in Tender Offer For Memory Pharmaceuticals Corp.

Roche (SWX: ROG.VX; RO.S; OTCQX; RHHBY) today announced that its wholly-owned subsidiary 900 North Point Acquisition Corporation has accepted for payment all shares validly tendered and not withdrawn pursuant to its tender offer for all outstanding shares of common stock of Memory Pharmaceuticals Corp. (NASDAQ: MEMY) at $0.61 per share in cash.

As of the expiration of the tender offer, a total of approximately 73,169,195 shares of Memory common stock were tendered and not withdrawn (including approximately 890,630 shares tendered by delivery of notices of guaranteed delivery), representing approximately 89% of Memory’s outstanding shares.

Roche intends to complete the acquisition of Memory through a merger to be effected as promptly as practicable in accordance with the terms of the merger agreement between Roche and Memory. If the merger takes place, Roche will own all of the shares of Memory and all other remaining Memory stockholders (other than stockholders properly exercising their appraisal rights) will receive the same cash consideration per share as was paid in the tender offer. As a result of the purchase of shares in the offer, 900 North Point Acquisition Corporation has sufficient voting power to approve the merger without the affirmative vote of any other Memory stockholder.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totaled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 80,000 people. Additional information is available on the Internet at www.roche.com.

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties including the satisfaction of closing conditions for the acquisition such as regulatory approval for the transaction, the tender of a majority of the outstanding shares of common stock of Memory and the possibility that the transaction will not be completed. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future statements. We generally identify these statements by words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results discussed in the forward-looking statements, and you should not place undue reliance on these statements. The information contained in this press release is as of January 2, 2009. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

Important Additional Information
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Memory’s common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Roche with the Securities and Exchange Commission (the “SEC”)

on December 3, 2008 and subsequently amended. These materials, as they may be further amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and Memory’s stockholders can obtain a free copy of these materials and other documents filed by Roche with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer materials may also be obtained for free by contacting the information agent for the tender offer, Mackenzie Partners at (212) 929-5500 or (800) 322-2885 (toll-free).

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Press contacts
Roche Group Media Office:	+41 61 688 8888	basel.mediaoffice@roche.com
Roche Pharma Partnering:
Peter Sandbach	+41 61 688 3408	peter.sandbach@roche.com
US Public Affairs:
Darien Wilson	+1 973 562 2232	darien_e.wilson@roche.com